February 12, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Re:	Cohen & Steers Total Return Realty Fund, Inc.

Ladies and Gentlemen:

On behalf of Cohen & Steers Total Return Realty Fund, Inc. (“RFI”), filed herewith under the Securities Act of 1933 (the “Securities Act”), as amended, and the Investment Company Act of 1940, as amended, is a comparison of RFI’s Registration Statement on Form N-14, filed with the Securities and Exchange Commission on December 27, 2013 (Accession No. 0001193125-13-486123) and Pre-Effective Amendment No. 1 to RFI’s Registration Statement on Form N-14 under the Securities Act.

If you require additional information or have any questions, please do not hesitate to contact me. I look forward to hearing from you soon.

Sincerely,

/s/ Tina M. Payne

Tina M. Payne

Senior Vice President and Associate General Counsel

Phone: 212 796-9361

Fax: 212 822-1600

e-mail: tpayne@cohenandsteers.com

280 Park Avenue, New York, NY 10017-1216    Tel: 212.832.3232    Fax: 212.832.3622